UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Names of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,169,741

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,169,741

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,169,741

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.7%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)     Based on 66,822,028 shares of Common Stock issued and outstanding as of November 1, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2017.

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,947,921

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,947,921

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,947,921

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)     Based on 66,822,028 shares of Common Stock issued and outstanding as of November 1, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2017.

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,223

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,344,223

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)                   Based on 66,822,028 shares of Common Stock issued and outstanding as of November 1, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2017.

CUSIP No. 665531109

1.	Names of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,461,885

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 12,461,885

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,461,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.6%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)                   Based on 66,822,028 shares of Common Stock issued and outstanding as of November 1, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2017.

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling” and, collectively with TRT Holdings, Cresta Investments and Cresta Greenwood, the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Minnesota corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, Amendment No. 8 filed on August 11, 2016, Amendment No. 9 filed on January 27, 2017 and Amendment No. 10 filed on October 20, 2017 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 11 to the Schedule 13D.

Item 6.                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

On November 13, 2017, certain of the Reporting Persons and certain other holders (collectively, the “Cooperating Noteholders”) of the Issuer’s 8.00% senior notes due June 1, 2020 (the “Notes”) entered into a Cooperation Agreement (the “Cooperation Agreement”).  Collectively, the Cooperating Noteholders hold more than 69% of the aggregate outstanding principal amount of the Notes.  Pursuant to the Cooperation Agreement, the Cooperating Noteholders agreed, among other things, not to pursue, enter into, support or vote in favor of any potential financing, recapitalization, debt exchange, debt buyback, asset sale, reorganization and/or restructuring transaction involving the Company and the Notes that is not supported by the Cooperating Noteholders.  The Cooperation Agreement also prohibits each Cooperating Noteholder from, directly or indirectly, transferring any of its Notes to the Issuer or any of the Issuer’s affiliates.

Notwithstanding the Cooperation Agreement, the Reporting Persons do not have, and it is the intent of the Reporting Persons that the Cooperation Agreement shall not constitute, an agreement, arrangement, understanding or relationship with any other person for purposes of acquiring, holding, voting, or disposing of any securities issued by the Issuer or any affiliate of the Issuer, other than the Notes, including the Common Stock or other equity securities (collectively, the “Other Securities”) or taking derivative positions relating to any Other Securities.  In connection with the Cooperation Agreement, the Reporting Persons are only acting in their capacity as holders of Notes and do not constitute a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, with any other person.  The Reporting Persons expressly disclaim beneficial ownership of any Other Securities beneficially owned by any other Cooperating Noteholder.  The Reporting Persons may take any action, in their sole discretion, with respect to any Other Securities beneficially owned by the Reporting Persons and in their capacity as holders of such Other Securities independent of the Reporting Persons’ obligations under the Cooperation Agreement.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 14, 2017

TRT Holdings, Inc.

	By:	/s/ Michael G. Smith
		Name:	Michael G. Smith
		Title:	Executive Vice President

Cresta Investments, LLC

	By:	/s/ Michael G. Smith
		Name:	Michael G. Smith
		Title:	Secretary

Cresta Greenwood, LLC

	By:	/s/ Michael G. Smith
		Name:	Michael G. Smith
		Title:	Vice President

/s/ Robert B. Rowling
Robert B. Rowling

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).